UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

  Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

News Corporation

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)

65249B208

(CUSIP Number)

June 28, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 65249B208
1		NAMES OF REPORTING PERSONS
HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Kingdom of Saudi Arabia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
13,184,478.25 1/
	6	SHARED VOTING POWER
-0-
	7	SOLE DISPOSITIVE POWER
3,174,528
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,184,478.25 2/
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED IN ROW (9)
6.6%
12		TYPE OF REPORTING PERSON*
IN

**SEE INTRUCTIONS BEFORE FILLING OUT.

1/    Includes a total of 1.25 shares of News Corporation Class B Common Stock which are partial shares.  Such partial shares are expected to be paid in cash by News Corporation on or around July 10, 2013.  After such event, the total number of shares of News Corporation Class B Common Stock over which the Reporting Person will have sole voting power will be 13,184,477.
2/    See Footnote 1 above.

CUSIP NO.  65249B208

EXPLANATORY NOTE

In connection with the separation of "old" News Corporation into two distinct publicly-traded companies, HRH Prince Alwaleed Bin Talal Abdulaziz Alsaud received on June 28, 2013, the shares of Class B common stock of "new" News Corporation reported herein.

Item 1	Name and Address of Issuer:

	(a)	Name of Issuer:

News Corporation (the "Issuer")

	(b)	Address of Issuer’s Principal Executive Offices:

1211 Avenue of the Americas
New York, New York 10036

Item 2	Name, Address and Citizenship of the Person Filing:

	(a)	Name of Person Filing:

This statement is being filed by HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud (“HRH”), an individual.

Shares of Class B common stock of the Issuer (the “Class B Shares”) are owned by Kingdom 5-KR-134, Ltd. (“KR-134”), a Cayman Islands company, Kingdom 5-KR-137, Ltd. (“KR-137”), a Cayman Islands company, Kingdom 5-KR-138, Ltd. (“KR-138”), a Cayman Islands company, Kingdom 5-KR-146, Ltd. (“KR-146”), a Cayman Islands company, Kingdom 5-KR-222, Ltd. (“KR-222”), a Cayman Islands company, Kingdom 5-KR-11, Ltd. (“KR-11”), a Cayman Islands company, and Kingdom Holding Company, a company organized in the Kingdom of Saudi Arabia (“KHC”).  KR-134 owns 1,795,139.25 Class B Shares, KR-137 owns 312,500 Class B Shares, KR-138 owns 450,000 Class B Shares, KR-146 owns 2,100,000 Class B Shares, KR-222 owns 5,414,811 Class B Shares, KR-11 owns 375,000 Class B Shares, and KHC owns 2,737,028 Class B Shares.

KR-134, KR-137 and KR-138 are wholly-owned subsidiaries of KR-11. KR-11, KR-146 and KR-222 are wholly-owned subsidiaries of KHC. HRH is the majority shareholder of KHC.

HRH, as the majority shareholder of KHC, has the power to elect a majority of the directors of KHC and, through this power, has the power to appoint a majority of the directors of KR-11, KR-146 and KR-222, and, in turn, KR-11, as sole shareholder of KR-134, KR-137 and KR-138, has the power to appoint a majority of the directors of KR-134, KR-137 and KR-138.  Accordingly, for purposes of Regulation 13D-G under the Securities Exchange Act of 1934, HRH can indirectly control the disposition and voting of the Class B Shares held by KR-11, KR-134, KR-137, KR-138, KR-146, KR-222 and KHC.

(b)	Address of Principal Business Office or, If None, Residence:

HRH’s business address is c/o Kingdom Holding Company, Kingdom Centre, Floor 66, P.O. Box 2, Riyadh, 11321, Kingdom of Saudi Arabia.

(c)	Citizenship:

HRH is a citizen of the Kingdom of Saudi Arabia.

(d)	Title of Class of Securities:

This filing relates to the shares of Class B Common Stock of the Issuer.

(e)	CUSIP Number:

65249B208.

CUSIP NO.  65249B208

Item 3	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is:

Not Applicable.

Item 4	Ownership:

As of July 8, 2013, as a result of the distribution of the shares of Class B common stock by "old" News Corporation, HRH beneficially owns in the aggregate 13,184,478.25  3/ Class B Shares of the Issuer.

(a) Amount Beneficially Owned:

13,184,478.25 4/

(b) Percent of class:

6.6%

(c) Number of shares to which such person has:

(i) Sole power to vote or to direct the vote:

13,184,478.25 5/

(ii) Shared power to vote or to direct the vote:

-0-

(iii) Sole power to dispose or to direct the disposition of:

3,174,528

(iv) Shared power to dispose or to direct the disposition of:

-0-

Item 5	Ownership of Five Percent or Less of Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

3/    Includes a total of 1.25 Class B Shares which are partial shares. Such partial shares are expected to be paid in cash by the Issuer on or around July 10, 2013. After such event, the total number of Class B Shares that the Reporting Person will beneficially own and over which the Reporting Person will have sole voting power will be 13,184,477.
4/    See Footnote 3 above.
5/    See Footnote 3 above.

CUSIP NO.  65249B208

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete and correct.

Date: July 8, 2013
/s/ HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud
HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud